EXHIBIT 99.3

Zix LinkedIn Post, November 8, 2021

We are excited to share the news that Zix has entered a definitive agreement to be acquired by OpenText.

OpenText is a leader in Information Management, helping companies securely capture, govern and exchange information on a global scale. They are based in Waterloo, Canada and have 35 locations worldwide and more than 500,000 customers with over 17,000 MSP partners.

We know that together, we will enhance the services we can provide to our customers and partners and grow even stronger!

For more information, check out our press release: https://bit.ly/3ETtrM3. THE PRESS RELEASE CONTAINS CERTAIN IMPORTANT INFORMATION FOR ZIX STOCKHOLDERS AND INVESTORS REQUIRED BY SEC REGULATIONS.